March 2, 2007
VIA EDGAR AND OVERNIGHT MAIL
Ms. Amanda Jaffe
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Online Resources Corporation Item 4.02 Form 8-K Filed February 22, 2007 File No. 0-26123
Dear Ms. Jaffe:
           Attached please find Online Resources Corporation’s (“Online Resources” or the “Company”) responses to the comments in your letter dated February 23, 2007 regarding Item 4.02 in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on February 22, 2007. The comments in your letter are reproduced below, together with our responses thereto.
Form 8-K Filed February 22, 2007
1.	COMMENT: Please tell us whether your officers have reconsidered the effectiveness of your disclosure controls and procedures as of September 30, 2006 in light of the restatement. In addition, please confirm that you plan to address this reconsideration and the related conclusion in the filing that contains your restated financial statements.

RESPONSE: The officers of Online Resources are in the process of reconsidering the Company’s disclosure controls and procedures as of September 30, 2006 in light of the restatement. This reconsideration and any resulting recommendations by the officers will be discussed with the Audit Committee of the Company’s Board of Directors, and both the officers and the Audit Committee will conclude as to the adequacy of the Company’s disclosure controls and procedures as of that date. The reconsideration, the conclusions of the officers and the Audit Committee, along with changes to the Company’s disclosure controls and procedures, if any, will be addressed in Online Resources upcoming Annual Report on Form 10-K, which will contain the restated financial statements.
           The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
           Please call me at (703) 653-3100 with any comments or questions regarding this letter.
Very truly yours,

/s/ Catherine A. Graham

Catherine A. Graham
Executive Vice President and Chief Financial Officer

cc:	Matthew P. Lawlor, Chairman and Chief Executive Officer
   Online Resources Corporation
Michael C. Bisignano, Vice President and General Counsel
   Online Resources Corporation
Mark J. Wishner, Esq., Shareholder
   Greenberg Traurig, LLP
Keri E. Day, CPA, Partner
Ernst & Young, LLP